Exhibit 99.1

VANC director Michael Bianco has passed away

February 16, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (“OTC”) markets, is saddened to report that Michael Bianco, a director of the Company, has passed away.

Mr. Bianco will be deeply missed by associates, colleagues and friends.  Our hearts go out to his family, relatives and friends.

Vanc has scheduled its 2015 annual meeting of shareholders for Thursday, April 30, 2015.  Management of the Company expects to have a replacement nominee to fill Mr. Bianco’s position for the meeting in April.

On behalf of:

VANC Pharmaceuticals Inc.

 “Arun Nayyar”

Arun Nayyar

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.